

June 27, 2025

Rajiv De Silva
Chief Executive Officer
Venus Concept Inc.
235 Yorkland Blvd, Suite 900
Toronto, Ontario M2J 4Y8

> **Re: Venus Concept Inc.**
> **Registration Statement on Form S-1**
> **Filed June 20, 2025**
> **File No. 333-288215**

Dear Rajiv De Silva:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed June 20, 2025

Recent Developments, page 3

1.   We note your disclosure that on June 5, 2025, you entered into a purchase agreement for the sale of your hair business, including your hair restoration and hair transplant technologies, intellectual property, and related equipment, services and assets, to Meta Healthcare Group in an all-cash transaction valued at $20 million, subject to the satisfaction or waiver of certain closing conditions, including certain required consents from customers and suppliers. Please provide your analysis on how the sale of your hair business does not constitute a probable disposition of a significant portion of your business, which would require pro forma financial information to be included in the registration statement. Refer to Rule 8-05 and Article 11 of Regulation S-X and the SEC's Financial Reporting Manual Section 3120.1. In your response, please also discuss the status of the various closing conditions under the purchase agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jane Park at 202-551-7439 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Richard Raymer, Esq.